Medford Brewing Company

Alcohol Brewery B2C Events

Profitable MA beermaker opening own brewery, first in Medford

MBREWING.COM MEDFORD MASSACHUSETTS


MEDFORD
DOUBLE
INDIA
PALE ALE
MEDFORD
INDIA
PALE ALE
MEDFORD
AMERICAN
PALE ALE
MEDFORD
AMERICAN
GOLDEN
ALE



Medford Brewing Company has been selling beer across Massachusetts for over two years. We have four styles sold in 150+ locations, and add an average of 5-10 locations per week through our partnership with one of the largest distributors in New England. To build on our regional success, we are raising money to open the first brewery in the... more

Nick Bolitho Co-Founder @ Medford Brewing Company

Why you may want to support us...

1. First brew sold out in 4 days. Second sold out in two days. The brand was immediately profitable.
2. Available in 245+ stores. Adding new stores each week.
3. 40% of consumers repurchase.
4. Just been taken on by Atlantic Beverage Distributors, one of the largest distributors in New England
5. Regionally recognized brand. Received great reviews and press from The Boston Globe, Beer Advocate, Boston Magazine, and The Weekly Dig, just to name a few

Why investors ❤ us

WE'VE RAISED $305,782 SINCE OUR FOUNDING

With Heinegg as his co-pilot—and it should be noted he's an accomplished homebrewer with hands-on learning via idle Hands, Lord Hobo, and Mystic, along with many, many homebrew awards under his belt—Medford Brewing Company is not a fly-by-night contract wannabe. These guys, and their beers, are worthy and they are here to stay.

Jeff Lawrence
Publisher Weekly Dig



Entrepreneurs + poets unite! Congrats on exceeding your funding goal. I look forward to visiting someday.

Michael Potter
Author/Editor/Publisher.



Took a chance

David Parkison

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Nick Bolitho
Co-Founder
Medford entrepreneur with proven track record in succesful brand building



Max Heinegg
Co-Founder / Brewmaster
Brewing since 2008, I've brewed 55 of the 80 styles, won 31 medals and a BJCP certified beer judge

In the news

Downloads

- About Our Beers.pdf
- Wefund investor.pdf

The Quick Version


INDIA
PALE ALE

Co-Founders, Max Heinegg & Nick Bolitho

Two Medford residents. An English teacher with a passion for brewing, and an English born businessman with a passion for beer. They met at one of Max's parties where his homebrew was on tap, and started talking about why there wasn't a brewery in Medford. Max had been brewing for years, become a beer judge, and run the Boston Homebrew Competition; Nick's experience was in sales and publishing, and had run a pub in England.

In 2016, Medford Brewing Company incorporated, and started selling beer in 2017. Beginning with an American Pale Ale, they soon added an IPA, an American Golden Ale, and a DIPA to their catalog. In late 2018, Medford Brewing Company joined the roster of Atlantic Distribution, and is now ready to build its brewery and taproom in Medford, a great place to brew and drink tasty beer.



Brewing batch #1 at home



Wendy with one of our first creations


Max Heinegg
Medford, MA
BJCP # E1260
Certified
Beer Judge
Beer Judge

After years of study, I was official

The Whole Story - by Max

Now that Medford Brewing Company has been selling beers across MA for over two years, has four different beer styles sold in over 150 locations, and is looking to create a brick and mortar brewery in the city where we live, it's fun to think how it all began.

In 2008, I was introduced to the world of brewing when a fellow teacher asked if I wanted to help him with a batch. "Is that even legal?" I asked. Of course, it was, and that day, we made a clone of Stone Arrogant Bastard, one of my all-time favorite hoppy beers. As soon as we mashed in, I was hooked. I started brewing weekly, and moved quickly from brewing extract beers to all-grain batches so I could control every aspect of the brews.

As a teacher, I hit the library and read every book I could on brewing - learning the history of every beer style, and poring over every beer recipe book I found. I built a mini-brewery in the basement, and very soon, brewing went from a hobby to a craft that occupied most of my waking thoughts. I worked on my recipes constantly, brewing for holiday parties, weddings, and birthdays. After that, I joined the Boston Wort Processors, and entered competitions for feedback. I studied with and learned from knowledgeable peers.

Over 150 batches later, I had brewed 55 of the 80 recognized styles, won many medals, and became a BJCP certified beer judge. This became my brewing ethos: to have each beer be unique to itself - to have its own identity and signature flavors and aromas, but also belong to a recognizable tradition.

I loved the creativity of brewing, but we had more beer than we could drink. My wife, Wendy encouraged me to share my beers with friends and neighbors. Soon, they became the centerpiece of parties and get-togethers. When our kids went to school, we threw parties to meet other parents, and that was when Nick and I met. He came to the parties with Jen, his wife, and one Halloween party, after a few pints of my pumpkin beer, he shared with me that his dream had always been to run his own pub (he worked in a pub in England). We started to talk about the possibility of starting a company that could create a larger sense of community. What started in the basement and the driveway was starting to outgrow the hobby stage. People liked the beer, so the kettle had to get bigger.



The 20 gallon kettle that started the journey!

After Nick got all the permits and legal paperwork filed, we brewed our first beer at Great North Ale Works in Manchester NH under the guidance of Rob North, a gentleman and beer guru. We learned what it takes to scale a recipe from 10 gallons to 40 barrels, and fine-tuned our beers, revising recipes until they met our standards. Seeing the way Lisa and Rob ran their establishment was inspiring, and helped us understand the nuts and bolts of a brewery.



Hanging with Rob North at GNA



Max adding the hops to the IPA at Down the Road in Everett

Our first batch of beer brewed at Great North Aleworks sold out in four days. We were thrilled, and Medford was so excited about the beer, people bought cases off the pallets as they were being loaded into the stores. Since then, we've brewed at Dorchester Brewery and at Down the Road Brewery in Everett, where we make the beers now. Along the way, we've learned how to make a consistently excellent product on different brewing systems. With the beers now where we want them, it's been amazing to share them with the public. Because I've taught in Medford since 1998, I'm always meeting up with students (some of whom are now in their 30s with families. It's great to catch up with them and to share the beer, and also to be able to donate beer to local charity events. From Fells Day, to the Lakota Stay Project, from PTO and Library Trivia Nights, to founding the poetry reading series Poetry on Hops, at the Medford Historical Society, Medford Brewing Company has been about the city, and giving back to it since day one.


AMERICAN PALE ALE
MEDFORD
BREWING COMPANY
AMERICAN
PALE ALE

The flagship brew, our American Pale Ale (APA)


BEST CHIT MALT

Max with sacks of grain at Great North Aleworks



Max's former student, Christian Colegrove, helping at a tasting


INDIA
PALE ALE

Max and Loring G., a student from 1998



Nick pouring for a fan

We started adding locations and products. We also started seeing savings costs in our packaging so we redesigned our labels. Our photographs are taken by Jen, who is a professional photographer. The ship on the front is The President, an Medford ship whose image we found at City Hall. The text on the back notes what Medford is known for, "From the Mystic River to the Fells / From Paul Revere to Jingle Bells, Medford was already a town with great character. All we were missing was a great beer."


MEDFORD
DOUBLE INDIA PALE ALE
MEDFORD
INDIA PALE ALE
MEDFORD
AMERICAN PALE ALE
MEDFORD
AMERICAN GOLDEN ALE

Our first four beers

In October of 2018, we made the brave decision to switch distributors from a small family-run group to one of the largest in New England, Atlantic Beverage Distributors. As part of this, we intentionally ran our supplies down to zero then restarted. In the last 12 weeks Atlantic has gotten us in to over 135 locations and more are being added every week. With the new push, Max has been doing tastings all around MA, from Clinton to Westford, from Framingham to Melrose. Meeting people from all around the state, and seeing their enthusiasm for our beers, has renewed our sense of purpose and made us very excited for the future. We want to make excellent, approachable beers that are great examples of traditional styles, and to do it in a brick and mortar location that can be a gathering place for the extended community. The positive response we've received from our city makes us sure that a tap-room run will be successful.

Our distributor



Max and Wendy with the Mayor of Medford, Ms. Stephanie Burke


3 Year Profit Vs Expenses Forecast
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
1
2
3
Profit
Expenses

	Expenses	Profit
Year 1	$79,000	$161,826
Year 2	$351,793	$1,109,577
Year 3	$408,723	$1,369,336

These are projections based on historical performance and cannot be guaranteed.

Having realized that we were not progressing with our initial distributor, we wound down our operation to zero locations over a two-month period then restarted with our new distributor at the end of October.

We are now in over 150 locations and growing each week.


New Locations 14 wks to 28 Jan 2019
180
160
140
120
100
80
60
40
20
0


Cost comparison - Contract Vs Brewery
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
American Pale Ale
Golden Ale
I.P.A
Double I.P.A
Contract Pricing
Brewed at Medford Brewing

Currently we are contract brewing. With our own brewery the total cost per product will be drastically reduced.

Current estimates show our cost to produce product will be reduced by around 50%.

Our Margins and Revenues

27%	66%	$48,192
Current profit margin per barrel	Estimated profit margin in our own brewery per barrel	Current quarterly revenues
$346,591	**$33,611**	**$103,111**
Estimated quarterly revenues with a brewery	Current quarterly expenses	Estimated quarterly expenses with a brewery

By opening our own brewery, we believe we can cut some of our costs because we will sell directly to the end user. This should increase our revenues per unit without increasing expenses. We estimate it will cost $625,000 to open the brewery and are aiming to open it by 1/2020 or earlier. We had an architects quote for the build out in a fantastic high foot traffic location and have sourced the equipment needed to get it up and running.

Investor Q&A

− COLLAPSE ALL

What does your company do?

Medford Brewing Company has been selling beer across Massachusetts for over two years. We have four styles sold in 150+ locations, and add an average of 5-10 locations per week through our partnership with one of the largest distributors in New England. To build on our regional success, we are raising money to open the first brewery in the heart of Medford, MA.

Where will your company be in 5 years?

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

How do you acquire customers?

We have signed up with one of the largest distributors in New England, Atlantic Distribution. That really helps a lot, they got us into over 150 locations in less than 12 weeks and are adding more every week. We are also very active in the community, sponsoring a local soccer team, contributing to local charities, sampling the products at liquor stores and all of the community events we are involved in too.

How will you make money?

We are currently profitable selling beer in liquor stores and bars / restaurants. Building our own brewery / tap room will lower our product costs and introduce a whole new revenue stream, selling beer in the Tap room.

Why did you decide to start Medford Brewing?

Max was an avid homebrewer who loved to invite as many people as he could to parties at his house. Nick came to the parties. At one, Nick told Max how his dream had always been to run his own pub (he had worked in a pub in England). They started to talk about the possibility of starting a company that could create a larger sense of community for their town. After a decade of homebrewing and competing with beers, Max was looking to share his beers with a wider audience.
After our initial success selling our beers, it became clear that Medford Brewing Company was uniquely capable of both giving our city great, fresh beer and to create a gathering space. Medford is a great city, but it currently has very few places to meet friends and neighbors.

Do you source any ingredients locally?

We grow some of our own hops in our backyards, and a bit of our dry hop comes from the contributions of other Medford hop growers.

What has been the response so far from the local community?

Medford and the neighboring communities have been incredibly supportive. Not a day goes by that we don't hear something positive about the beer, from people giving it to guests and as a gift, to seeing the mayor with a can. It's been really exciting to go out to eat and see people enjoying the beer. These days, everyone wants to know when we will create a tap room. The enthusiasm for the beer and for the company to grow is palpable.

What role do you think a brewery can play in Medford aside from being a great place to have a pint?

We think a brewery can be a gathering place for people to make personal connections, and to step away from their work and lives online to spend time together in person. As two guys who are also share an interest in music, the arts, and running, we imagine our brewery as a place where local musicians and artists can share their work with the community, and where runners can meet for a pint after a run.

What has been your favorite Medford Brewing beer?

Our most popular beer is our flagship, the American Pale Ale, or APA. I (Max) know Nick prefers the IPA, and I'm particularly proud of our DIPA. I feel like we manage to make stronger beers that taste balanced, and that we find the sweet spot of having hop forward beers with a fine malt taste.

Financials

Medford Brewing Company has financial statements ending December 31 2019. Our cash in hand is $238,000, as of January 2019. Over the three months prior, revenues averaged $9,038/month, cost of goods sold has averaged $8,980/month, and operational expenses have averaged $6,106/month.

At a Glance

January 1 to December 31

$85,430 +36%
Revenue

-$30,266 [562%]
Net Loss

$40 [99%]
Short Term Debt

$280,849
Raised in 2019

$238,000
Cash on Hand
As of 01/ 6/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Medford Brewing Company has been selling beer across Massachusetts for over two years. We have four styles sold in 150+ locations, and add an average of 5-10 locations per week through our partnership with one of the largest distributors in New England. To build on our regional success, we are raising money to open the first brewery in the heart of Medford, MA.

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

Milestones

Medford Brewing Company was incorporated in the State of Massachusetts in August 2015.

Since then, we have:

- First brew sold out in 4 days. Second sold out in two days. The brand was immediately profitable.

- Available in 245+ stores. Adding new stores each week.

- 40% of consumers repurchase.

- Just been taken on by Atlantic Beverage Distributors, one of the largest distributors in New England

- Regionally recognized brand. Received great reviews and press from The Boston Globe, Beer Advocate, Boston Magazine, and The Weekly Dig, just to name a few

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $85,430 compared to the year ended December 31, 2018, when the Company had revenues of $62,802. Our gross margin was 26.49% in fiscal year 2019, compared to 30.09% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $275,598, including $275,598 in cash. As of December 31, 2018, the Company had $29,712 in total assets, including $18,858 in cash.
- *Net Loss.* The Company has had net losses of $30,266 and net income of $6,549 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $305,822 for the fiscal year ended December 31, 2019 and $29,670 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $24,933 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Medford Brewing Company cash in hand is $238,000, as of January 2019. Over the last three months, revenues have averaged $9,038/month, cost of goods sold has averaged $8,980/month, and operational expenses have averaged $6,106/month, for an average burn rate of $6,048 per month. Our intent is to be profitable in 36 months.

We have changed locations for contract brewing due to unforeseen circumstances. The first location cost too much and we lost money, our current location is giving us the best margin we can achieve from contract brewing.

We expect revenue to rise with seasonality and the introduction of new products, but we will also see a huge increase in our expenses with the facility build out and all the costs incurred with that. We have a provisional loan agreement for $300,000 as a top up loan from a local bank to cover the build out costs.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-35%

Gross Margin:
26%

Return on Assets:
-11%

Earnings per Share:
-$0.04

Revenue per Employee:
$85,430

Cash to Assets:
100%

Revenue to Receivables:
~

Debt Ratio:
111%

2019 Financial Statements.pdf

2017 2018 Financial Statements.pdf

Risks

1. Commodity and other price changes may result in increased costs for raw materials and other packaging materials. The price of hops also fluctuates depending on seasonal yields.

2. Craft beer has had a big rise in popularity over that last ten years, but it might not be as popular in the next ten years, negatively impacting our revenues.

3. The costs of starting up and running a brewery may be greater than forecasted. Economic and or other factors beyond our control could result in a slower repayment on your investment.

4. There are a lot of breweries opening in Massachusetts which means that there is ever increasing competition

5. Medford currently has some alcohol serving restrictions that we are working on with the city and the Alcohol commission. We might have to sell food which could increase the forecast build out costs.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

7. Jen Bolitho and Wendy Pfaffenbach are not full-time officers. Instead, they perform an advisory role the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Max Heinegg	Educator / Brewmaster @ State	2015
Wendy Pfaffenbach	Educator @ State	2015
Nick Bolitho	Sales and Marketing @ Medford Brewing Company	2015
Jen Bolitho	Designer @ Medford Brewing Company	2015

Officers

OFFICER	TITLE	JOINED
Max Heinegg	Director, COO	2015
Wendy Pfaffenbach	Secretary	2015
Nick Bolitho	CEO President	2015
Jen Bolitho	Treasurer Clerk	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nick Bolitho	400,000 Common Stock	50.0%
Max Heinegg	400,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$750	Revenue Share
08/2015	$24,933	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Nick Bolitho	08/31/2015	$24,933	$24,933	0.0%		Yes

Related Party Transactions

Name	Nick Bolitho
Amount Invested	$24,933
Transaction type	Loan
Issued	08/31/2015
Outstanding principal plus interest	$24,933 as of 02/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan from the founder. No set repayment terms or maturity date; intended to be repaid as the company becomes profitable.

Use of Funds

$60,000 20% towards hire new sales rep 73% towards pilot brewing system 7% Wefunder fees

$701,000 93% To build out brewery, specifically: -- brewing equipment -- installation of brewing equipment -- buildout of taproom 7% Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	800,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.